Exhibit 99.1
Rediff.com Reports Results for the Second Quarter Ended September 30, 2010
Mumbai, India, October 28, 2010,
The economic recovery in India continued in the second quarter ended September 30, 2010 and subsequently, core online advertising revenues in our India business grew 46% compared to the same quarter of the previous year; total India revenues, which includes fee-based and online advertising revenues, grew 35% for the quarter, while our global revenues grew 21% for the quarter, in each case over the same quarter last year.
“Over the past few years, the global economic recession has put a strain on our business, both from top and bottom-line perspectives, but we believe the worst is behind us and continue to see positive signs that the market has stabilized. New products and services introduced over the past year have been focused on improving our users experience, as well as expanding our footprint in new growth segments, such as social networking, gaming and now, mobile services. Our balance sheet remains strong and we believe Rediff has improved its competitive position and is poised for growth in the years ahead,” said Ajit Balakrishnan, Chairman and CEO, Rediff.com.
Rediff’s key focus has been on strengthening its core business by improving operational efficiencies through better alignment of its infrastructure and resources, and the full-scale implementation of a new, integrated CRM system. Changes implemented throughout the second quarter have enabled the Company to be more responsive to customer demands. The management has been highly focused on improving its utilization and delivery of inventory by offering various SKUs to Rediff’s clientele, all the while staying true to the Company’s core focus and campaign objectives. Rediff will continue to invest $1.0 — $1.5 million per quarter throughout the fiscal year and into early fiscal 2011 as it continues to enhance its technology platform and service offering.
As of September 30, 2010, total registered users grew to 95 million, an increase of 15% compared to the comparable period in 2009. Visitors to Rediff.com are benefitting from a variety of new features, including social networking, gaming, music and more.
The Company’s cash balance stood at $42.8 million, inclusive of interest accrued, as of September 30, 2010, which provides sufficient working capital to meet its liquidity needs and to execute on its strategy, including investments in product development, sales diversification and new markets.

Third Quarter Milestone: Rediffmail NG
With the intention of providing an affordable email service for the mass market, especially individual entrepreneurs and small sized businesses who want to offer their employees email on their mobile phones, Rediff recently introduced Rediffmail NG, the next generation email service. Rediffmail NG works seamlessly across PCs and mobile devices, providing instant and secure synchronization, and full-service features including multi-tasking capabilities, administrative control and provides an always-on e-mail service. At an affordable price of about US $1/month, Rediff users can now send and receive unlimited mail on their phones, with no additional data charges. The service works across almost all mobile phone platforms including Symbian, Java, Andriod, as well on almost all low cost phones starting at prices as low as US $30. This is a first for the Indian market as the estimated 670 million mobile phone user in India will now have affordable email service at their fingertips.
Mr. Balakrishnan continued, “World over, we are seeing an emergence of subscription based model in the online space, where content and services are delivered on mobile phones and other handheld devices for a small subscription fee. Our Rediffmail NG mobile platform is a first step towards increasing our share of subscription-based revenue and we believe, will yield an additional revenue stream for our Company while enabling us to take part in the exciting growth of mobile services.”
Further details of Rediff.com’s results for the second fiscal quarter ended September 30, 2010 are appended in tabular form to this press release. A script of the earnings result conference call held on October 28, 2010 will also be made available on Rediff’s Investor Information website at investor.rediff.com.
About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.
TABLES TO FOLLOW

STATEMENT OF OPERATIONS
QUARTER ENDED SEPTEMBER 30, 2010
(All figures are in US$ million, unless otherwise indicated below)

	Quarter ended September 30
	2010	2009
Revenues
India Online	4.15	3.08
US Publishing	0.92	1.11
Total Revenues	5.07	4.19

Cost of Revenues *	(2.59)	(2.62)

Gross Margin	2.48	1.57
Gross Margin %	49%	37%

Operating Expenses *	(3.80)	(3.84)

Operating EBITDA	(1.32)	(2.27)

Depreciation / Amortization	(0.87)	(1.26)

Interest Income	0.86	1.13

Other Income	0.08	—

Impairment of long lived assets	—	(0.11)

Foreign Exchange Gain/ (Loss)	0.04	(0.01)

Equity in net loss of equity method investee	(0.38)	(0.08)

Net loss before income taxes	(1.59)	(2.60)

Tax	—	(0.01)

Net loss	(1.59)	(2.61)

Net loss per ADS (in US dollars)	(0.057)	(0.089)

Net loss per ADS (in US dollars) diluted	(0.057)	(0.089)

Weighted average ADS Outstanding (in millions)	27.73	29.23

* Stock based Compensation included in:
Cost of revenue	0.03	0.05
Operating expenses	0.21	0.21

Notes
•	Each ADS represents one half of an equity share.
•
The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•
Costs of revenue presented in the statement of operations for the quarters ended September 30, 2010 and 2009 includes internet communication, data storage and software usage costs (referred to as “website connection and maintenance costs”) incurred for the operation of the Rediff website; these costs were earlier included as part of Operating expenses.

•
During the Fiscal year ended March 31, 2010 the company established a ESOP trust for the benefit of the employees and purchased 750,000 shares (equivalent to 1,500,000 ADS). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

Non-GAAP Measures Note
Operating EBITDA, non-GAAP operating expenses, impairments related to long lived assets are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).
Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER ENDED SEPTEMBER 30, 2010
(All figures are in US$ million)

	Quarter ended September 30
	2010	2009

Operating EBITDA (Non GAAP)	(1.32)	(2.27)

Depreciation / Amortization	(0.87)	(1.26)

Interest Income	0.86	1.13

Other Income	0.08	—

Impairment of long lived assets	—	(0.11)

Foreign Exchange Gain/ (Loss)	0.04	(0.01)

Equity in net loss of equity method investee	(0.38)	(0.08)

Net loss before income taxes	(1.59)	(2.60)

Tax	—	(0.01)

Net loss (GAAP)	(1.59)	(2.61)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:
RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER ENDED SEPTEMBER 30, 2010
(All figures are in US$ million)

	Quarter ended September 30
	2010	2009

Operating Expenses (GAAP)	4.67	5.10

Depreciation/Amortization	(0.87)	(1.26)

Operating Expense (Non-GAAP)	3.80	3.84
For further details contact:
Mandar Narvekar
Rediff.com India Limited
Investor Relations and Corporate Affairs Contact
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extension: 138
Fax.: +91-22-2444-6837

Glenn Wiener and Jay Morakis
GW Communications (U.S.A)
Tel.: 212.786.6011/212.786.6037
Email: gwiener@GWCco.com/jmorakis@GWCco.com